November 25, 2024

Kathleen Scott
Chief Financial Officer
ARS Pharmaceuticals, Inc.
11682 El Camino Real
Suite 120
San Diego, CA 92130

       Re: ARS Pharmaceuticals, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-39756
Dear Kathleen Scott:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences